

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2013

<u>Via E-mail</u>
Quintin V. Kneen
Chief Financial Officer
GulfMark Offshore, Inc.
10111 Richmond Avenue, Suite 340
Houston, Texas 77042

      Re: **GulfMark Offshore, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             Definitive Proxy Statement on Schedule 14A
             Filed April 27, 2012
             File No. 1-33607

Dear Mr. Kneen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/H. Roger Schwall

      H. Roger Schwall
      Assistant Director